

May 2, 2024

Michael Huseby
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd
Basking Ridge, NJ 07920

> **Re: Barnes & Noble Education, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2024**
> **File No. 333-278799**

Dear Michael Huseby:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Material U.S. Federal Income Tax Consequences, page 58

1. We note your disclosure that "[i]nsofar as this summary relates to matters of U.S. federal income tax law, or legal conclusions with respect thereto . . . the summary constitutes the opinion of our tax counsel, Paul Hastings LLP." Please file a "short-form" tax opinion and consent from tax counsel as exhibits to the registration statement. For guidance, please refer to Section III.B of Staff Legal Bulletin No. 19 dated October 14, 2011.

General

2. We note that the Rights Offering, in conjunction with the Purchase Agreement, Term Credit Agreement and Private Investment, together contemplate the issuance of at least 1.8 billion shares of common stock. Please revise your disclosure throughout the prospectus to disclose the total number of shares that could be issued as a result of the aforementioned transactions. In addition, please disclose the estimated quantitative

dilutive impact of such transactions on the ownership interests of your current investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sean Donahue